ToxAssure's popularity with doctors grows, boosting Medtox sales

BY CHRIS NEWMARKER
STAFF WRITER

A New Brighton-based company that provides workplace drug testing is reaping millions of extra dollars after launching a product for doctors who want to ensure their patients aren't abusing prescription painkillers.

Medtox Scientific Inc. launched its ToxAssure service for health providers only two years ago, but it's already on track to generate $2 million to $3 million this year. The company expects sales to double next year.

"It's by far the fastest-growing segment of our business," said Jim Schoonover, vice president and chief marketing officer at Medtox.

Officials at Medtox credit ToxAssure with helping to keep the company's revenue level, even as its main business — employers testing new hires for illegal drugs — is down amid the recession.

The need for physicians, especially doctors treating pain, to regularly test patients has grown in recent years as the U.S. Drug Enforcement Agency and other law enforcement authorities cracked down on abuse of prescription pain reducers, such as OxyContin and Vicodin. In the process, health providers became more aware that there was a problem.

Testing patients and documenting the results reduces liability. Doctors are ensuring the drugs are taken at the amount prescribed, instead of too much — or not at all in cases where patients are illegally selling the drugs to others.

There's also a safety function to the tests. Patients sometimes forget to tell their physicians about other prescriptions that might react negatively with the painkillers. Medtox can spot those other prescription drugs. Its testing looks for 350 individual prescription drugs.



NANCY KUEHN | MINNEAPOLIS/ST. PAUL BUSINESS JOURNAL

Medtox's ToxAssure is on track to generate $2 million to $3 million in revenue, with sales likely to double next year, said Jim Schoonover, vice president.

Before Medtox launched ToxAssure, it had about 100 hospitals and doctors clinics, mostly in the Upper Midwest, using its drug-testing services on patients. Now that it's marketing a service specifically for doctors, the number of health providers using Medtox has tripled and gone nationwide.

Medtox can test both urine and blood from patients. Most commonly, it's urine. The company has proprietary kits for sample taking. It includes a dipstick that can provide a preliminary read on whether painkillers are present. The doctor's office then ships the sample via overnight courier to New Brighton, with results back to the doctor in three to five days, though the physicians can call the lab earlier.

MAPS Medical Pain Clinics, a five-clinic chain with main locations in Edina and Maple Grove, has used Medtox for five years. Dr. David Schultz, MAPS' founder and medical director, said the tests catch inappropriate drug use in prospective patients about 10 to 20 percent of the time. Those patients are turned away and referred to a drug-abuse treatment program.

Schultz said Medtox is better than using a standard diagnostic lab because it concentrates more on documenting that the urine samples are safeguarded, making it easier to validate records.

The tests are often covered by health insurance companies. Schultz said insurers sometimes reimburse more than the costs of the tests. The situation has sparked a debate across the country about whether there is an incentive that causes too much testing.

"It's a good medical practice, but it's also a good business, depending on the payer," Schultz said.

cnewmarker@bizjournals.com | (612) 288-2107

MEDTOX SCIENTIFIC INC.

Chairman, president and CEO: **Richard Braun**
Headquarters: **New Brighton**
Description: **Employment-based drug screening and clinical laboratory services**
2008 Revenue: **$85.8 million**
Employees: **About 580**
Web: **medtox.com**